Exhibit 99.1

Copa Holdings Reports Net Profit of $50.9 million and EPS of $1.20 for the Second Quarter of 2019

Panama City, Panama — Aug 7, 2019. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the second quarter of 2019 (2Q19). The terms “Copa Holdings" and "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the second quarter of 2018 (2Q18).

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net profit of US$50.9 million for 2Q19 or earnings per share (EPS) of US$1.20, compared to net profit of US$49.8 million or earnings per share of US$1.17 in 2Q18.

▪	Operating profit for 2Q19 came in at US$82.6 million, representing a 36.7% increase from an operating profit of US$60.4 million in 2Q18, as a result of a 6.3% increase in unit revenues (RASM), partly offset by a 2.5% increase in unit costs (CASM) which was mostly related to the grounding of the MAX fleet.

▪	Operating margin for 2Q19 came in at 12.8%, compared to an operating margin of 9.5% in 2Q18.

▪	Capacity (ASMs) decreased 4.3% in 2Q19, all due to the grounding of the MAX fleet, while consolidated passenger traffic (RPMs) decreased only 2.5%. As a result, consolidated load factor for the quarter increased 1.6 percentage points to 85.1%.

▪	Total revenues for 2Q19 increased 1.7% to US$645.1 million. Yield per passenger mile increased 4.1% to 11.8 cents and RASM came in at 10.5 cents, 6.3% higher than 2Q18.

▪	Operating cost per available seat mile (CASM) increased 2.5%, from 8.9 cents in 2Q18 to 9.1 cents in 2Q19. Excluding Fuel, unit costs increased 5.7% from 5.9 cents in 2Q18 to 6.2 cents in 2Q19, mainly due to the lower capacity and the timing of certain expenses.

▪	Cash, short-term and long-term investments ended the quarter at US$ 893.3 million, representing approximately 34% of the last twelve months’ revenues.

▪	Despite the operational challenges due to the grounding of the MAX fleet, Copa Airlines delivered an on-time performance of 90.5% and a flight-completion factor of 99.8%, maintaining its position among the very best in the industry.

▪	Copa Holdings ended the quarter with a consolidated fleet of 104 aircraft – 68 Boeing 737-800s, 14 Boeing 737-700s, 16 Embraer-190s and 6 Boeing MAX9s

▪	The Company has not taken any aircraft deliveries since the world-wide grounding of the MAX fleet took effect in March. As per its original growth plan for 2019, The Company should have received three additional MAX 9s in the first half of 2019, and four more MAX 9s in the rest of the year.

Subsequent Events

▪	Copa Holdings will pay its third quarterly dividend of $0.65 per share on September 13, to all Class A and Class B shareholders on record as of August 30, 2019.

▪	As part of the world-wide grounding of the MAX fleet, the Company has removed all MAX operations from its schedule until December 15th, 2019.

▪	The Company is announcing it will host an Investor Day, on December 3rd and 4th in Panama City.

Consolidated Financial & Operating Highlights	2Q19	2Q18*	Variance vs. 2Q18*	1Q19	Variance vs. 1Q19
Revenue Passengers Carried ('000)	2,550	2,458	3.7%	2,588	-1.5%
RPMs (mm)	5,249	5,384	-2.5%	5,345	-1.8%
ASMs (mm)	6,166	6,446	-4.3%	6,415	-3.9%
Load Factor	85.1%	83.5%	1.6 p.p.	83.3%	1.8 p.p.
Yield	11.8	11.4	4.1%	12.1	-2.6%
PRASM (US$ Cents)	10.1	9.5	6.1%	10.1	-0.5%
RASM (US$ Cents)	10.5	9.8	6.3%	10.5	-0.1%
CASM (US$ Cents)	9.1	8.9	-2.5%	8.7	-4.6%
CASM Excl. Fuel (US$ Cents)	6.2	5.9	-5.7%	6.1	-3.0%
Fuel Gallons Consumed (Millions)	79.3	81.7	2.9%	81.2	2.3%
Avg. Price Per Fuel Gallon (US$ Dollars)	2.22	2.35	5.3%	2.09	-6.6%
Average Length of Haul (Miles)	2,058	2,190	-6.0%	2,065	-0.3%
Average Stage Length (Miles)	1,279	1,331	-3.9%	1,299	-1.5%
Departures	32,676	32,843	-0.5%	33,329	-2.0%
Block Hours	106,425	110,893	-4.0%	110,089	-3.3%
Average Aircraft Utilization (Hours)	11.2	12.1	-6.8%	11.6	-3.5%
Operating Revenues (US$ mm)	645.1	634.1	1.7%	672.2	-4.0%
Operating Profit (US$ mm)	82.6	60.4	36.7%	112.9	-26.8%
Operating Margin	12.8%	9.5%	3.3 p.p.	16.8%	-4.0 p.p.
Net Profit (US$ mm)	50.9	49.8	2.1%	89.4	-43.1%
Adjusted Net Profit (US$ mm) (1)	50.9	38.4	32.3%	89.4	-43.1%
EPS - Basic and Diluted (US$)	1.20	1.17	2.1%	2.11	-43.1%
Adjusted EPS - Basic and Diluted (US$) (1)	1.20	0.91	32.2%	2.11	-43.1%
# of Shares - Basic and Diluted ('000)	42,478	42,447	0.1%	42,478	0.0%

(1)	Adjusted Net Profit and Adjusted EPS for 2Q18, exclude a currency translation adjustment.
*	Restated for the retrospective adoption of IFRS16.

Notes:

Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

The Company is taking into account the 6 MAX9 aircraft currently in its fleet in the calculation of all its financial and operating statistics.

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MANAGEMENT’S COMMENTS ON 2Q19 RESULTS

Despite the operational and financial impact of the MAX grounding, Copa Holdings delivered outstanding operational results with a nearly 91% on-time performance and 99.8% completion factor. In terms of financial results, higher load factors and yields generated a significant unit revenue increase year over year, which combined with effective cost controls, generated a 12.8% operating margin, a 3.3 percentage point expansion over 2Q18.

The Company´s consolidated operating revenue increased 1.7% to US$645.1 million during the quarter on lower capacity of 4.3%.

Load factor came in at 85.1%, or 1.6 percentage points above 2Q18. Yields improved 4.1% to 11.8 cents. As a result, passenger revenues per ASM (PRASM) increased 6.1% to 10.1 cents in 2Q19.

Operating expenses for 2Q19 decreased 2.0% to US$562.5 million, while operating expenses per ASM (CASM) increased 2.5% to 9.1 cents. Excluding fuel costs, unit costs increased 5.7% to 6.2 cents, mainly due to the capacity reduction produced by the MAX grounding.

Aircraft fuel expense decreased 8.0% or US$15.3 million compared to 2Q18, due to lower jet fuel prices and fewer gallons consumed given the lower capacity. The Company’s effective jet fuel price decreased 5.3%, from an average of US$2.35 per gallon in 2Q18 to US$2.22 per gallon in 2Q19.

The Company recorded a non-operating expense of US$11.9 million for 2Q19 compared to non-operating expense of US$3.3 million in 2Q18. The Non-operating expense in 2Q19 includes a net interest expense of US$7.5 million, a US$2.2 million translation loss due to foreign currency fluctuations and US$2.1 million in other non-operating expenses, while 2Q18 non-operating expense includes a net interest expense of US$7.0 million, and a US$4.0 million translation gain due to foreign currency fluctuations.

Copa Holdings closed the quarter with US$ 893.3 million in cash, short-term and long-term investments, representing approximately 34% of last twelve months´ revenues.

Total debt at the end of 2Q19 amounted to US$1.24 billion compared to US$1.29 billion at the end of 2018, all of which is related to aircraft financing. At the end of the quarter, the Company’s lease liability-adjusted net-debt to EBITDA ratio was 1.1 times.

The company has a very solid business model, which is based on operating the best and most convenient network for intra-Latin America travel from its Hub of the Americas® based in Panama’s advantageous geographic position, with the region’s lowest unit costs, best on-time performance, and a strong balance sheet. Going forward, the Company expects to continue strengthening its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product, while continue to reduce unit costs.

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OUTLOOK FOR 2019

For 2019, the Company updates its guidance as follows: Given the protracted MAX grounding, consolidated capacity is now expected to decrease approximately 2% year over year. However, given the improving demand environment and lower fuel cost, the operating margin is now expected to come in the range of 15 to 17 percent.

Financial Outlook	2019 Guidance	2018 Actual*
Capacity - YOY ASMs	-2%	7.9%
Operating Margin	15-17%	13.0%

Factored into the above-mentioned outlook is a load factor of approximately 85%, Unit Revenues (RASM) of 10.8 cents, Unit Costs excluding Fuel (Ex-Fuel CASM) of 6.3 cents and a lower estimated effective price per gallon of jet fuel, including into-plane costs, of US$2.15 per gallon.

The Company’s guidance makes certain assumptions regarding the impact of the grounding of the MAX fleet, including an assumed return to service date in the middle of December. Any changes in these assumptions could influence the guidance for the year.

*Re-stated for retrospective adoption of IFRS16, excluding special items.

CONSOLIDATED SECOND QUARTER RESULTS

Operating revenue

Consolidated revenue for 2Q19 totaled US$645.1 million, a 1.7% or US$11.0 million increase from operating revenue of US$634.1 million in 2Q18.

Passenger revenue totaled US$620.5 million, an increase of 1.5% from passenger revenue of US$611.6 million in 2Q18. A 1.6 percentage point increase in load factor and a 4.1% increase in passenger yield resulted in a 6.1% increase in PRASM.

Cargo and mail revenue totaled US$16.5 million in 2Q19, a 2.9% increase over 2Q18 due to higher cargo yield.

Other operating revenue totaled US$8.1 million in 2Q19, a 24.1% increase over other operating revenue of US$6.5 million in 2Q18 mostly due to higher non-air frequent flyer program revenues.

Operating expenses

For 2Q19, operating expenses decreased 2.0% to US$562.5 million, representing operating cost per available seat mile (CASM) of 9.1 cents. Operating cost per available seat mile, excluding fuel costs (CASM Excl. Fuel), increased 5.7% to 6.2 cents in 2Q19, mostly due to the MAX fleet grounding.

Fuel totaled US$177.2 million, a US$15.3 million or 8.0% decrease over aircraft fuel expense of US$192.5 million in 2Q18. This decrease was a result of 2.9% fewer gallons consumed due to the MAX fleet grounding, and a 5.3% lower average price per gallon of jet fuel (all-in), which averaged US$2.35 in 2Q18, compared to US$2.22 in 2Q19.

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Wages, salaries, benefits and other employees' expenses totaled US$108.3 million, a 0.1% decrease over salaries and benefits of US$108.4 million in 2Q18.

Passenger servicing totaled US$25.5 million, a 2.2% decrease over passenger servicing of US$26.1 million in 2Q18. This decrease resulted primarily from lower effective per passenger rates.

Airport facilities and handling charges totaled US$44.7 million, a 2.7% decrease over US$45.9 million in 2Q18. This was primarily a result of a decrease in departures.

Sales and distribution totaled US$51.3 million, a 2.8% decrease from an expense of US$52.8 million in 2Q18. This decrease was mainly due to lower effective rates.

Maintenance, material and repairs totaled US$31.2 million, a 12.2% increase from maintenance, material and repairs of US$27.8 million in 2Q18. This was a result of landing gear and APU maintenance events performed in the quarter, which are fully expensed as incurred according to the accounting policies assumed in 2018.

Depreciation and amortization totaled US$70.6 million in 2Q19, a 0.8% increase from depreciation of US$70.0 million in 2Q18.

Flight operations increased 0.1%, from US$25.4 million in 2Q18 to US$25.5 million in 2Q19.

Other operating and administrative expenses totaled US$28.2 million in 2Q19, an increase of 14.3% vs. 2Q18, mainly due to certain overhead savings realized in 2Q18.

Non-operating Income (Expense)

Consolidated non-operating income (expense) resulted in a net expense of US$11.9 million in 2Q19, compared to a net expense of US$3.3 million in 2Q18.

Finance cost totaled US$13.6 million in 2Q19, a 4.1% increase over US$13.0 million in 2Q18, mainly the result of a higher debt balance caused by aircraft deliveries in the second half of 2018 and a slightly higher effective rate.

Finance income totaled US$6.0 million, flat year over year

Gain (loss) on foreign currency fluctuations totaled a US$2.2 million loss, compared to a US$4.0 million gain in 2Q18. This translational loss was mainly driven by fluctuations in the Argentinian and Colombian currencies, compared to a translation gain on Venezuelan Bolivar denominated payables in 2Q18.

Other non-operating (income) expense resulted in a net expense of US$2.1 million in 2Q19 compared to a net income of US$0.3 million in 2Q18.

Income Tax Expense totaled US$19.9 million, US$12.5 million higher than 2Q18, mostly due to the timing of certain tax payments in Panama. For the full year 2019 the Company expects its effective tax rate to be in the range of 13%.

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About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 80 destinations in 32 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 104 aircraft: 6 Boeing 737MAX9s, 82 Boeing 737NG aircraft and 16 EMBRAER-190s. For more information visit: www.copa.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: 011 507 304-2774

www.copa.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

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Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	2Q19	2Q18*	Change	1Q19	Change
Operating Revenues
Passenger revenue	620,538	611,605	1.5%	648,790	-4.4%
Cargo and mail revenue	16,464	16,003	2.9%	15,316	7.5%
Other operating revenue	8,100	6,528	24.1%	8,063	0.5%
Total Operating Revenue	645,102	634,136	1.7%	672,169	-4.0%

Operating Expenses
Fuel	177,169	192,474	-8.0%	170,163	4.1%
Wages, salaries, benefits and other employees' expenses	108,342	108,449	-0.1%	113,662	-4.7%
Passenger servicing	25,530	26,113	-2.2%	25,571	-0.2%
Airport facilities and handling charges	44,698	45,945	-2.7%	45,362	-1.5%
Sales and distribution	51,289	52,760	-2.8%	53,133	-3.5%
Maintenance, materials and repairs	31,235	27,840	12.2%	28,047	11.4%
Depreciation and amortization	70,549	70,003	0.8%	68,187	3.5%
Flight operations	25,450	25,417	0.1%	25,875	-1.6%
Other operating and administrative expenses	28,240	24,706	14.3%	29,297	-3.6%
Total Operating Expense	562,502	573,707	-2.0%	559,296	0.6%

Operating Profit	82,601	60,430	36.7%	112,873	-26.8%

Non-operating Income (Expense):
Finance cost	(13,573)	(13,036)	4.1%	(14,010)	-3.1%
Finance income	6,041	6,038	0.0%	5,954	1.5%
Gain (loss) on foreign currency fluctuations	(2,213)	3,992	n/m	(5,960)	n/m
Other non-operating income (expense)	(2,115)	(279)	n/m	(825)	156.4%
Total Non-Operating Income/(Expense)	(11,859)	(3,285)	261.0%	(14,841)	-20.1%

Profit before taxes	70,742	57,144	23.8%	98,032	-27.8%

Income tax expense	19,876	7,343	170.7%	8,600	131.1%

Net Profit	50,866	49,801	2.1%	89,431	-43.1%

EPS - Basic and Diluted	1.20	1.17	2.1%	2.11	-43.1%
Shares - Basic and Diluted	42,478,415	42,447,386	0.1%	42,477,761	0.0%

*	Restated for retrospective adoption of IFRS 16

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Copa Holdings, S. A. and subsidiaries

Consolidated statement of financial position

(US$ Thousands)	June 30	December 31
	2019	2018
	(Unaudited)	(Restated) *
ASSETS

Current Assets
Cash and cash equivalents	226,140	156,158
Short-term investments	523,134	566,200
Total cash, cash equivalents and short-term investments	749,275	722,359

Accounts receivable, net	159,004	115,831
Accounts receivable from related parties	3,225	223
Expendable parts and supplies, net	93,496	86,530
Prepaid expenses	52,522	74,384
Prepaid income tax	3,610	10,357
Other current assets	26,342	54,387
TOTAL CURRENT ASSETS	1,087,474	1,064,071

Long-term investments	144,072	138,846
Long-term accounts receivable	1,942	1,177
Long-term prepaid expenses	28,874	25,637
Property and equipment, net	2,754,928	2,701,322
Right of use assets	339,244	361,993
Intangible, net	107,399	101,168
Net pension asset	5,586	5,091
Deferred tax assets	17,343	16,041
Other Non-Current Assets	34,223	33,899
TOTAL NON-CURRENT ASSETS	3,433,612	3,385,174

TOTAL ASSETS	4,521,085	4,449,245

Current maturities of long-term debt	236,541	311,965
Current portion of lease liability	100,105	102,452
Accounts payable	87,672	129,851
Accounts payable to related parties	13,172	14,674
Air traffic liability	526,299	471,676
Frequent flyer deferred revenue	74,425	67,814
Taxes and interest payable	58,536	44,749
Employee benefits obligations	39,473	42,890
Other Current Liabilities	277	604
TOTAL CURRENT LIABILITIES	1,136,501	1,186,674
	-
Long-term debt	1,005,385	975,283
Lease Liability	253,057	273,231
Other long - term liabilities	175,180	161,571
Deferred tax Liabilities	60,455	48,940
TOTAL NON-CURRENT LIABILITIES	1,494,077	1,459,025

TOTAL LIABILITIES	2,630,578	2,645,700

EQUITY
Issued Capital
Class A -33,825,130 issued and 31,328,697 outstanding	21,136	21,087
Class B common stock - 10,938,125	7,466	7,466
Additional Paid-In Capital	82,976	80,041
Treasury Stock	(136,388)	(136,388)
Retained Earnings	1,780,398	1,835,566
Net profit	140,297	-
Other comprehensive loss	(5,378)	(4,227)

TOTAL EQUITY	1,890,507	1,803,545

TOTAL EQUITY LIABILITIES	4,521,085	4,449,245

*	Restated for the retrospective adoption of IFRS 16.

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Consolidated Statement of Cash Flows

For the six months ended June 30,

(In US$ thousands)

	2019	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities	331,143	267,114	330,227
Cash flow used in investing activities	(8,691)	(105,907)	(241,655)
Cash flow used in financing activities	(252,469)	(228,840)	(227,391)
Net increase (decrease) in cash and cash equivalents	69,982	(67,633)	(138,819)
Cash and cash equivalents at January 1	156,158	238,792	331,687
Cash and cash equivalents at June 30	$226,140	$171,159	$192,868

Short-term investments	523,134	604,869	679,991
Long-term investments	144,072	171,356	953
Total cash and cash equivalents and investments at June 30	$893,346	$947,384	$873,812

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Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: Adjusted Operating CASM Excluding Fuel, Adjusted Operating Profit, Adjusted Net Profit, and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating profit and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Operating Profit
Adjusted Net Profit and Adjusted EPS	2Q19	2Q18*	1Q19

Net profit as Reported	$50,866	$49,801	$89,431
Special Items (adjustments):
Gain on foreign currency fluctuations		$(11,364)

Adjusted Net Profit	$50,866	$38,437	$89,431

Shares used for Computation (in thousands)
Basic and Diluted	42,478	42,447	42,478

Adjusted earnings per share - Basic and Diluted	$1.20	$0.91	$2.11

Reconciliation of Operating Costs per ASM
Excluding Fuel (CASM Excl. Fuel)	2Q19	2Q18*	1Q19

Operating Costs per ASM as Reported (in US$ Cents)	9.1	8.9	8.7
Aircraft fuel per ASM (in US$ Cents)	(2.9)	(3.0)	(2.7)
Operating Costs per ASM excluding fuel (in US$ Cents)	6.2	5.9	6.1

*	Restated for retrospective adoption of IFRS 16

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